FMC Tower at Cira Centre South 2929 Walnut Street Suite 1700 Philadelphia, PA 19104 Phone: 610-325-5600 Fax: 610-325-5622 www.brandywinerealty.com

Mr. Daniel Gordon

Senior Assistant Chief Accountant

Office of Real Estate and Commodities

Division of Corporate Finance

U.S. Securities and Exchange Commission

100F Street, N.E. Washington D.C. 20549-4546

Re:	Brandywine Realty Trust
Form 10-K for the year ended December 31, 2018
Filed February 22, 2019
File No. 001-09106

Dear Mr. Gordon:

On behalf of Brandywine Realty Trust (the “Company”), we set forth below our response to the comment of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in the letter dated August 15, 2019 to the Company regarding the above-referenced filing. For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold, followed by the Company’s response.

1.

With note your disclosure relating to your acquisition of complete ownership of the Austin Portfolio. Please tell us how you considered the requirements of Items 2.01 and 9.01(a)-(b) of Form 8-K with respect to this acquisition.

Response: In 2013, the Company formed the Austin Venture, the owner of the Austin Portfolio, with an unaffiliated third party (the “Seller”). From the formation date in 2013 until December 11, 2018 (the “Acquisition Date”), each of the Company and the Seller owned a 50% common equity interest in the Austin Venture, subject to a promoted interest held by the Company that entitled the Company to more than 50% of the distributions from the Austin Venture in certain circumstances. On the Acquisition Date, the Company acquired from the Seller its 50% interest in the Austin Venture (hereafter, the “Acquisition”). The Company evaluated the significance of the Acquisition in light of the requirements of Items 2.01 and 9.01 of Form 8-K and the requirements Rule 3-14 of Regulation S-X and, as part of its evaluation, considered applicable provisions of the Staff’s Financial Reporting Manual (“FRM”), including in Sections 2305, 2310 and 2315. In its evaluation, the Company compared its investment in the Acquisition, including debt secured by the Austin Portfolio, to the Company’s total assets as of December 31, 2017, the latest audited fiscal year end filed with the Commission. As detailed in the table below, the investment in the Acquisition was comprised of cash consideration paid to the Seller and debt secured by the properties in the Austin Portfolio at the Acquisition Date. The Company determined that the Acquisition did not exceed 10% of its total assets as of December 31, 2017 and, therefore, was not significant. As such, the completion of the Acquisition did not trigger a filing obligation under Items 2.01 and 9.01(a)-(b) of Form 8-K.

The Company calculated its investment in the Acquisition as a percentage of the Company’s total assets as of December 31, 2017 as follows:

In millions

Cash consideration paid: $117.3

Debt assumed: 115.5

Note receivable1: 130.7

Working capital:24.9

Total investment$388.4

Total Assets at 12/31/2017$3,995

Investment as a percentage of Total Assets 9.72%

The total investment noted above reconciles to the $535.1 aggregate purchase price disclosed in Note 3 of the Company’s Form 10-K for the year ended December 31, 2018 as follows:

Total investment:$388.4

Remeasurement gain:103.8

Promoted interest2:28.3

Carrying amount of original investment:14.6

Aggregate purchase price$535.1

We will clarify in future filings that the reference in Note 3 to the financial statements of the Form 10-K to “aggregate purchase price” does not represent the amount of the Company’s investment in the Acquisition but, rather, reflects the sum of: (i) the amount of such investment plus (ii) a $103.8 million non-cash accounting remeasurement gain related to the Company’s original investment in the Austin Portfolio, plus (iii) $28.3 million on account of the value of the Company’s above-referenced promoted interest in the Austin Venture plus (iv) $14.6 million on account of the carrying amount of the Company’s original investment in the Austin Portfolio.

We appreciate the Staff’s comment and request that the Staff contact the undersigned at (610) 832-7434 or tom.wirth@bdnreit.com with any questions or comments regarding this letter.

Sincerely,

/s/ Thomas E. Wirth

Thomas E. Wirth

Executive Vice President and Chief Financial Officer

Cc:Jorge Bonilla – Staff Accountant, Division of Corporation Finance

Gerard H. Sweeney – President & Chief Executive Officer;

Daniel A. Palazzo – Chief Accounting Officer;

Jennifer Matthews-Rice – General Counsel;

Joshua J. Murphy – Corporate Controller;

Michael Friedman (Pepper Hamilton); and

Steve Baker (PricewaterhouseCoopers LLP)

[1]

Represents a loan in the amount of $130.7 million made by the Company to the Austin Venture on November 1, 2018, the proceeds of which were used to repay in full a mortgage loan secured by a property of the Austin Venture prior to the Acquisition Date. The Company included the full amount of this loan in its evaluation of significance in light of, and by analogy to, Section 2020.3 of the FRM.

[2]	This represents the Company’s disproportionate share of earnings above a predetermined return threshold in the Austin Venture, related to the Company’s original equity method investment.

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